UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*



                             CAMBRIDGE HEART, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   131910101
                       ----------------------------------
                                 (CUSIP Number)


                                 March 31, 2006
                       ----------------------------------
             (Date of Event that Requires Filing of this Statement)


Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

         [   ] Rule 13d-1(b)
         [ x ] Rule 13d-1(c) (and 13d-2(b))
         [   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act.

-------------------------------------------------------------------------------
CUSIP No. 131910101
-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON

         Laurence J. Blumberg
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [ ]

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3.       SEC USE ONLY
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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
-------------------------------------------------------------------------------
         AGGREGATE AMOUNT     5.   SOLE VOTING POWER                 316,500
         OF SHARES            -------------------------------------------------
         BENEFICIALLY         6.   SHARED VOTING POWER                     0
         OWNED BY             -------------------------------------------------
         REPORTING            7.   SOLE DISPOSITIVE POWER            316,500
         PERSON               -------------------------------------------------
                              8.   SHARED DISPOSITIVE POWER                0
-------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

         316,500
-------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES   [   ]
-------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         0.53%
-------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 131910101
-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON

         Louis Blumberg
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [  ]
-------------------------------------------------------------------------------
3.       SEC USE ONLY
-------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
-------------------------------------------------------------------------------
         AGGREGATE AMOUNT     5.   SOLE VOTING POWER                         0
         OF SHARES            -------------------------------------------------
         BENEFICIALLY         6.   SHARED VOTING POWER               4,988,368
         OWNED BY            -------------------------------------------------
         REPORTING            7.   SOLE DISPOSITIVE POWER                    0
         PERSON               -------------------------------------------------
                              8.   SHARED DISPOSITIVE POWER          4,988,368
-------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

         4,988,368
-------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES   [   ]
-------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.01%
-------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 131910101
-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON

         AFB Fund, LLC
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [  ]
-------------------------------------------------------------------------------
3.       SEC USE ONLY
-------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New Jersey
-------------------------------------------------------------------------------
         AGGREGATE AMOUNT     5.   SOLE VOTING POWER                         0
         OF SHARES            -------------------------------------------------
         BENEFICIALLY         6.   SHARED VOTING POWER               4,988,368
         OWNED BY             -------------------------------------------------
         REPORTING            7.   SOLE DISPOSITIVE POWER                    0
         PERSON               -------------------------------------------------
                              8.   SHARED DISPOSITIVE POWER          4,988,368
-------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

         4,988,368
-------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES   [   ]
-------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.01%
-------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         IV, OO
-------------------------------------------------------------------------------

ITEM 1.

    (a)  Name of Issuer:

              Cambridge Heart, Inc. (the "Company")

    (b)  Address of Issuer's Principal Executive Offices:

              1 Oak Park Drive
              Bedford, MA  01730

ITEM 2.

    (a)  Name of Person Filing:

              This report is being filed by each of Laurence J. Blumberg, Louis Blumberg and AFB Fund, LLC ("AFB")

    (b)  Address of Principal Business Office:

              Laurence J. Blumberg
              145 East 81st Street
              New York, NY 10028

              Louis Blumberg and AFB
              2050 Center Avenue
              Fort Lee, NJ  07024


    (c)  Citizenship:

              Laurence J. Blumberg and Louis Blumberg are U.S. citizens AFB is a New Jersey limited liability company

    (d)  Title of Class of Securities:

              common stock, $0.001 par value (the "Common Stock")

    (e)  CUSIP Number:

              131910101

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR
         (C), CHECK THE STATUS OF THE PERSON FILING:

    (a)   /   /    Broker of dealer registered under section 15 of the Act;
    (b)   /   /    Bank as defined in section 3(a)(6) of the Act;

    (c)   /   /    Insurance company as defined in section 3(a)(19) of the Act;

    (d)   /   /    Investment company registered under section 8 of the
                   Investment Company Act of 1940;
    (e)   /   /    An investment adviser in accordance with ss.240.13d-1(b)(l)
                   (ii)(E);
    (f)   /   /    An employee benefit plan or endowment fund in accordance with
                   ss.240.13d-1(b)(1)(ii)(F);
    (g)   /   /    A parent holding company or control person in accordance with
                   ss.240.13d-1(b)(1)(ii)(G);
    (h)   /   /    A savings association as defined in Section 3(b) of the
                   Federal Deposit Insurance Act;
    (i)   /   /    A church plan that is excluded from the definition of an
                   investment company under section 3(c)(14) of the Investment
                   Company Act of 1940;
    (j)   /   /    Group, in accordance with ss.240.13d-1((b)(l)(ii)(J)

ITEM 4.  OWNERSHIP:

    LAURENCE J. BLUMBERG

    (a)  Amount beneficially owned:

                316,500 shares of Common Stock.

    (b)  Percent of class:

                0.53%

    (c)  Number of shares as to which the person has:

         (i)    Sole power to vote or to direct the vote:

                        316,500

         (ii)   Shared power to vote or to direct the vote:

                        0

         (iii)  Sole power to dispose or to direct the
                disposition of:

                        316,500

         (iv) Shared power to dispose or to direct the disposition of:

                        0

         LOUIS BLUMBERG

    (a)  Amount beneficially owned:

                   4,988,368 shares of Common Stock.

    (b)  Percent of class:

                   8.01%

    (c)  Number of shares as to which the person has:

         (i)    Sole power to vote or to direct the vote:

                        0

         (ii)   Shared power to vote or to direct the vote:

                        4,988,368

         (iii)  Sole power to dispose or to direct the
                disposition of:

                        0

         (iv) Shared power to dispose or to direct the disposition of:

                        4,988,368

         AFB

    (a)  Amount beneficially owned:

                   4,988,368 shares of Common Stock.

    (b)  Percent of class:

                   8.01%

    (c)  Number of shares as to which the person has:

         (i)    Sole power to vote or to direct the vote:

                        0

         (ii)   Shared power to vote or to direct the vote:

                        4,988,368

         (iii)  Sole power to dispose or to direct the
                disposition of:

         (iv) Shared power to dispose or to direct the disposition of:

                        4,988,368

Louis Blumberg, the father of Laurence J. Blumberg, is the manager of AFB, a family limited liability company, of which Laurence J. Blumberg is a member. Messrs. Blumberg and AFB may be deemed to beneficially own 5,304,868 Shares by virtue of the fact that the Messrs. Blumberg and AFB may be deemed to be a group for purposes of this filing. Laurence J. Blumberg is deemed to have beneficial ownership over the 316,500 Shares that he holds personally.(1) Louis Blumberg is deemed to beneficially own the 4,988,368 Shares held by AFB by virtue of his role as manager of AFB.(2) AFB may be deemed to beneficially own the 4,988,368 Shares that it holds.(3)

-------------------
(1) By virtue of Laurence J. Blumberg potentially being deemed a "group", Laurence J. Blumberg may also be deemed to have beneficial ownership over the 4,988,368 Shares held by AFB.

(2) By virtue of Louis Blumberg potentially being deemed a "group", Louis Blumberg may also be deemed to have beneficial ownership over the 316,500 Shares held directly by Laurence J. Blumberg.

(3) By virtue of AFB potentially being deemed a "group", AFB may also be deemed to have beneficial ownership over the 316,500 Shares held directly by Laurence J. Blumberg.



ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                   Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                   Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL
         PERSON:

                   Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                   Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

                   Not Applicable.

ITEM 10. CERTIFICATIONS:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 3, 2006


                                            /S/ LAURENCE J. BLUMBERG
                                            -----------------------------------
                                            Laurence J. Blumberg


                                            /S/ LOUIS BLUMBERG
                                            -----------------------------------
                                            Louis Blumberg


                                            AFB Fund, LLC

                                            By: /S/ LOUIS BLUMBERG
                                               --------------------------------
                                            Name:  Louis Blumberg
                                            Title:    Manager

                                 EXHIBIT INDEX

99.1   AGREEMENT RELATING TO THE FILING OF A JOINT STATEMENT